**CONECTIV**
**PRO FORMA CONSOLIDATED BALANCE SHEETS**
**(Dollars in Millions)**
**(Unaudited)**

| | June 30, 2003 | Pro Forma Adjustments | Pro Forma |
|---|---|---|---|
| **ASSETS** | | | |
| | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | $ 66.0 | $ - | $ 66.0 |
| Restricted cash | 6.1 | - | 6.1 |
| Marketable securities | 1.4 | - | 1.4 |
| Restricted funds held by trustee | 28.1 | - | 28.1 |
| Accounts receivable, less allowance for uncollectible accounts of $21.1 and $29.4 | 606.1 | - | 606.1 |
| Fuel, materials and supplies - at average cost | 123.3 | - | 123.3 |
| Prepaid expenses and other | 58.9 | - | 58.9 |
| Total Current Assets | 889.9 | - | 889.9 |
| | | | |
| **Investments and Other Assets** | | | |
| Goodwill | 313.1 | - | 313.1 |
| Regulatory assets, net | 1,171.3 | - | 1,171.3 |
| Investment in finance leases | - | - | - |
| Prepaid pension costs | 95.6 | - | 95.6 |
| Other | 184.5 | - | 184.5 |
| Total Investments and Other Assets | 1,764.5 | - | 1,764.5 |
| | | | |
| **Property, Plant and Equipment** | | | |
| Property, plant and equipment | 6,042.1 | - | 6,042.1 |
| Accumulated depreciation | (2,069.5) | - | (2,069.5) |
| Net Property, Plant, and Equipment | 3,972.6 | - | 3,972.6 |
| | | | |
| **Total Assets** | $ 6,627.0 | $ - | $ 6,627.0 |

**CONECTIV**
**PRO FORMA CONSOLIDATED BALANCE SHEETS**
**(Dollars in Millions)**
**(Unaudited)**

| CAPITALIZATION AND LIABILITIES | June 30, 2003 | Pro Forma Adjustments | | Pro Forma |
|---|---|---|---|---|
| **Current Liabilities** | | | | |
| Short-term debt | $ 1,678.0 | $ (66.8) | (1) | $ 1,611.2 |
| Accounts payable and accrued payroll | 306.8 | - | | 306.8 |
| Capital lease obligations due within one year | 0.2 | - | | 0.2 |
| Interest and taxes accrued | 39.2 | - | | 39.2 |
| Derivative instruments | 118.6 | - | | 118.6 |
| Other | 173.9 | - | | 173.9 |
| Total Current Liabilities | 2,316.7 | (66.8) | | 2,249.9 |
| **Deferred Credits** | | | | |
| Income taxes | 964.6 | - | | 964.6 |
| Investment tax credits | 44.7 | - | | 44.7 |
| Other postretirement benefits obligation | 90.3 | - | | 90.3 |
| Other | 168.2 | - | | 168.2 |
| Total Deferred Credits | 1,267.8 | - | | 1,267.8 |
| **Long-Term Debt and Capital Lease Obligations** | | | | |
| Long-term debt | 1,663.2 | 136.8 | (2) | 1,800.0 |
| Capital lease obligations | 0.5 | - | | 0.5 |
| Total Long-Term Debt and Capital Lease Obligations | 1,663.7 | 136.8 | | 1,800.5 |
| **Company Obligated Mandatorily Redeemable Preferred Securities Of Subsidiary Trust Which Holds Solely Parent Junior Subordinated Debentures** | 95.0 | - | | 95.0 |
| **Preferred Stock** | | | | |
| Redeemable serial preferred stock | 27.9 | - | | 27.9 |
| **Commitments and Contingencies** | | | | |
| **Shareholders' Equity** | | | | |
| Common stock | | | | |
| Premium on stock and other capital contributions | 1,132.5 | - | | 1,132.5 |
| Capital stock expense | (7.0) | - | | (7.0) |
| Accumulated other comprehensive loss | (5.7) | - | | (5.7) |
| Retained income | 136.1 | (70.0) | (3) | 66.1 |
| Total Shareholders' Equity | 1,255.9 | (70.0) | | 1,185.9 |
| **Total Capitalization and Liabilities** | $ 6,627.0 | $ - | | $ 6,627.0 |